AMADOR GOLD CORP
#711-675 West Hastings Street
Vancouver, B.C.  Canada  V6B 1N2
Telephone:  604-685-2222
Fax:  604-685-3764
 www.amadorgoldcorp.com

September 16, 2010

VIA E-MAIL & EDGAR

U.S. Securities & Exchange Commission
100 F Street NE
Washington, D.C.
20549

Attention:  Mr. Paul Monsour

Dear Paul:

Re:	Response to your Comment Letter of August 12, 2010, File No. 000-50422

Please find below detailed responses to your above-noted comment letter, using your numbering system:

1.	We have revised our disclosures to comply with your comments regarding grab samples, etc.

2.	We currently have few exploration programs planned.

3.	Disclosure regarding the Loveland property has been revised in respect of nearby mines, etc.

4.	Estimates disclosure has been revised.

5.	The Plan of Arrangement is no longer being proceeded with and this has been disclosed and the related section revised.

6.	US GAAP disclosure has been revised.

7.	Cash flow discrepancy has been corrected.

8.	Consolidated balance sheet information has been reconciled.

The Amended Form 20F and amended financial statements discussed herein have been filed on EDGAR.

Please feel free to contact me directly should you have any further questions.

Yours truly,
AMADOR GOLD CORP.

/s/ Diana Mark
Diana Mark
Corporate Land Manager
& Corporate Governance